Exhibit 2

                       TELEMIG CELULAR PARTICIPACOES S.A.
                              Publicly Held Company
                         CNPJ/MF N(0) 02.558.118/0001-65
                             N.I.R.E. 53.300.005.770

                                   CALL NOTICE
                          EXTRAORDINARY GENERAL MEETING

According to the resolution of the Meeting of the Board of Directors of Telemig Celular Participacoes S.A. ("Telemig Participacoes") held on August 30, 2002, the shareholders of Telemig Participacoes. are hereby invited to attend the Extraordinary General Meeting to be held at 10:00 a.m. on the 06th of November of 2002, at the headquarters of Telemig Participacoes, at the SCN, Quadra 3, Bloco A, Sobreloja, in Brasilia, Distrito Federal, to discuss and resolve upon the following Agenda: "(i) reratification of the Minutes of Meeting of the Extraordinary/Ordinary/Extraordinary General Meeting of Telemig Participacoes held on the 29th of April of 2002, in order to rectify the value of capitalization of the profit reserve mentioned in item "(i)" of the resolutions adopted by the Extraordinary General Meeting and ratify all other resolutions of the Minutes of the Extraordinary/Ordinary/Extraordinary General Meeting held on the 29th of April of 2002; and (ii) amendment of the Bylaws of Telemig Participacoes, to eliminate the position of Technical Director". Under the terms of paragraph 3 of article 135 of Law No. 6404/76, copies of the documents regarding the Agenda are available to the shareholders at the headquarters of Telemig Participacoes, and at the Sao Paulo Stock Exchange (BOVESPA). General
Instructions: a) the shareholders may be represented in the General Meeting by proxy, in accordance with Article 126, of Law No. 6404/76, but the respective instruments of power-of-attorney must be deposited at the address where the General Meeting will be held, at least forty-eight (48) hour before the time scheduled for the meeting; b) the shareholders that have their shares held in fungible custody, and that wish to participate in said Extraordinary General Meeting, must present a statement issued by the custody institution, no later than two (2) days before the meeting, confirming their respective shareholding positions. Brasilia, 13 of September, 2002. Arthur Joaquim de Carvalho, Chairman of the Board of Directors of Telemig Celular Participacoes S.A.